EXHIBIT 8.1

SUBSIDIARIES OF THE REGISTRANT

PLACE OF INCORPORATION
Subsidiaries

AutoNavi International Limited	BVI

AutoNavi Investment Limited	BVI

AutoNavi Asia Limited	Hong Kong

AutoNavi Japan Limited	Japan

AutoNavi Information Technology Co., Ltd.	PRC

Variable Interest Entities and Their Subsidiaries

AutoNavi Software Co., Ltd.	PRC

Beijing MapABC Technology Co., Ltd.	PRC

Beijing ADF Navigation Technology Co., Ltd.	PRC

Beijing Zhongke Puhui Technology Development Co., Ltd.	PRC

Beijing Xingtiandi Information Technology Co., Ltd.	PRC

Xiamen AutoNavi Software Co., Ltd.	PRC

Beijing Yadao Xingkong Advertising Co., Ltd.	PRC

Beijing Yadao Media & Culture Development Co., Ltd.	PRC

Shenzhen Xuancai Technology Co., Ltd. (1)	PRC

Beijing PDAger Technology Development Co., Ltd.	PRC

Shanghai eTag Information Technology Co., Ltd.	PRC

Beijing GoldenTom Information Technology Co., Ltd. (2)	PRC

(1)	We entered into an agreement to transfer the 100% equity interests to a third party and are in the process of completing the equity transfer.
(2)	Beijing GoldenTom Information Technology Co., Ltd., or GoldenTom, is 51% owned by us and 49% held by TomTom Global. Pursuant to the investment agreement between TomTom Global and us, the significant decisions in the ordinary course of business of GoldenTom should be made by all members of GoldenTom’s board of directors unanimously, including those appointed by TomTom Global and us. As a result, we do not have control over GoldenTom. Therefore, we do not consolidate the financial results of this entity into our consolidated financial statements and our investment in GoldenTom is accounted for as an equity method investment.